UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2014

Golar LNG Partners LP
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated May 28, 2014.

Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2014

Highlights

•
Golar LNG Partners LP ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $32.7 million and operating income of $53.8 million for the first quarter of 2014 ("the first quarter")

•	Generated distributable cash flow of $36.1 million for the first quarter of 2014 with a coverage ratio of 1.06

•	Declared a first quarter 2014 distribution of $0.5225 per unit

•	Completed the acquisition of the Floating Storage and Regas Unit ("FSRU"), Golar Igloo, from Golar LNG Limited ("Golar") for $310 million

Financial Results Overview
Golar Partners reports net income attributable to unit holders of $32.7 million and operating income of $53.8 million for the first quarter, as compared to net income attributable to unit holders of $47.6 million and operating income of $54.7 million for the fourth quarter of 2013 ("the fourth quarter") and net income attributable to unit holders of $30.3 million and operating income of $45.2 million for the first quarter of 2013.
The improvement in operating income over the same period in 2013 is a reflection of three factors. First, the Golar Spirit commenced 2013 in drydock and this resulted in approximately 57 days of offhire and associated positioning costs during that quarter. Secondly, during the intervening period, there was a biennial uplift to the capital component of the Golar Spirit and Golar Winter and a further increase in the charter rate for Golar Winter also took effect to compensate for the completion of the modification works. Thirdly, the Partnership completed the acquisition of the Golar Maria on February 7, 2013 and in so doing assumed the operating income of this vessel for the remainder of the quarter. First quarter 2014 operating income incorporates a full quarter’s contribution from the Golar Maria. The improved results are partially offset by increased depreciation and amortization as a consequence of the acquisition of the Golar Maria, the additional investment in Golar Winter modifications and four vessel drydocks over the intervening 12 months.

Taking account of the reduced number of calendar days in the first quarter and four day revenue contribution from the recently acquired Golar Igloo, revenue net of voyage expenses was consistent with the fourth quarter. Operating expenses increased by $1 million largely due to an increase in repairs and maintenance expenditure. Administration expenses were, however, marginally lower in the first quarter by $0.1 million.

As anticipated, net interest expense decreased to $9.6 million for the first quarter of 2014 compared to $10.5 million for the fourth quarter. The reduction primarily reflects the expiry of a relatively high cost interest rate swap that matured during November together with reduced interest expense in respect of two revolving facilities that were paid down at the end of 2013 using $70 million of the December 5th 2013 equity issue proceeds. Shortly before completion of the Igloo acquisition on March 28, these revolving facilities were redrawn to part fund the purchase. As at March 31, the Partnership has undrawn facilities of $65 million.
Other financial items for the first quarter recorded a loss of $6.2 million compared with a gain of $1.5 million in the fourth quarter. This included non-cash mark-to-market valuation losses on interest rate swaps of $1.8 million in the first quarter compared to gains on interest rate swaps of $6.0 million in the fourth quarter.
Tax at $2.8 million for the first quarter has normalized after recording a credit of $4.3 million in respect of the fourth quarter following a year-end reassessment of 2013 tax expense.
The Partnership's Distributable Cash Flow1 for the first quarter was $36.1 million as compared to $44.8 million in the fourth quarter and the coverage ratio was 1.06 as compared to 1.32 for the fourth quarter. The elevated fourth quarter coverage is primarily a result of the 2013 tax credit. This was offset to some extent by the negative carry on the additional 5.2 million units issued on December 5th. The lower first quarter coverage ratio also reflects distributions paid on the additional units issued ahead of the Igloo acquisition. If distributions paid on these new units are excluded, the coverage ratio in the first quarter would have been 1.16. Declared distributions are payable on all units as at the record date.

On April 24, 2014, Golar Partners declared a distribution for the first quarter of 2014 of $0.5225 per unit, which was paid on May 14, 2014 on total units of 62,870,335.

Golar Igloo Acquisition

In December 2013, the Partnership announced its intention to acquire interests in the company that owns and operates the FSRU, Golar Igloo ("Igloo") from Golar for a purchase price of $310 million. The Igloo, which is the Partnership's first newbuild FSRU, was delivered by Samsung on February 5 and immediately proceeded to Singapore for bunkering and storing up before leaving for Kuwait on February 14. The FSRU arrived off Kuwait and was successfully commissioned for her new charterers, the Kuwait National Petroleum Company ("KNPC"), during March. Upon completion of the commissioning and satisfaction of the remaining closing conditions, Golar Partners concluded the acquisition on March 28. The FSRU is expected to generate annual contracted revenues, after deducting voyage, commission and operating expenses of between $32.0 million to $34.0 million. This estimate does not include any revenues that the Igloo may earn under short-term charters for the three-month period each year during which the Igloo is not providing FSRU services to KNPC under charter. The Board is pleased that Golar was able to successfully arrange the commissioning cargo for the Igloo and the Partnership hopes to be able to assist KNPC with the transportation of future cargo acquisitions ahead of each March regas season.

The Partnership financed the acquisition of the Igloo by assuming debt on the vessel amounting to $161.3 million and the remainder from the net proceeds of its fourth follow-on equity offering that completed in December 2013.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Financing and Liquidity
As of March 31, 2014, the Partnership had cash and cash equivalents of $48.9 million and undrawn revolving credit facilities of $65 million. Total debt and capital lease obligations net of restricted cash was $1,113.5 million as of March 31, 2014.
Based on the above debt amount and annualized2 first quarter 2014 adjusted EBITDA3, Golar Partners has a debt to adjusted EBITDA multiple of 3.9 times. This multiple is expected to fall in the second quarter having been adversely impacted in the first quarter by the assumption of the Igloo related debt without a corresponding full quarter’s contribution to EBITDA.

Included within the current portion of long term debt is an $83.3 million debt facility in respect of the Golar Maria that matures in December 2014. The Partnership plans to refinance this facility ahead of its expiration and is in discussions with a number of banks with a view to achieving the most effective capital structure. The Board is confident that the facility can be refinanced at attractive terms.

As of March 31, 2014, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,211 million (including swaps with a notional value of $227.2 million in connection with the Partnership's bonds but excluding $100 million of forward starting swaps) representing approximately 109% of total debt and capital lease obligations, net of restricted cash. Whilst the Partnership is currently over-hedged, this will normalize in the second quarter when $130 million swaps mature between April and May 2014. The average fixed interest rate of swaps related to bank debt is approximately 2.3% with average maturity of approximately 2.8 years as of March 31, 2014.

As of March 31, 2014, the Partnership had outstanding bank debt of $887.5 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.3%. In addition, the Partnership has bonds of $217.1 million with a fixed rate of 6.485%.

2Annualized means the figure for the quarter multiplied by 4.
3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

The Partnership is pleased to have completed the acquisition of the Golar Igloo in March 2014 which also adds a five year contract with KNPC to the revenue backlog which in total now stands at $2.5 billion as at March 31, 2014. As a result of the acquisition management have guided that they will recommend to the Board a distribution increase of between $0.09 and $0.11 per unit per annum, approximately a 4.5% increase, with effect from the second quarter of 2014.

During 2013, Golar LNG also contracted the FSRU, Golar Eskimo, to the Government of Jordan. The vessel will be moored at a purpose built structure that is to be constructed by the Aqaba Development Corporation off the Red Sea port of Aqaba. The Golar Eskimo is scheduled to be ready for service in the latter part of the fourth quarter 2014 and its ten year contract is due to commence during the first quarter of 2015. This vessel will also be offered to the Partnership to acquire.

Golar Partners fleet has performed well during the quarter with 100% utilization underlying a strong operating earnings result. Without the impact of the 5.2 million units issued to finance the Igloo the coverage ratio would have been 1.16 as compared to the actual ratio of 1.06. Earnings for the second quarter of 2014 are expected to be positively impacted by a full quarter's contribution from the Igloo as compared to just 4 days in the first quarter.

The Partnership is also in a strong financial position. Adjusting for the Igloo debt assumed at the end of the first quarter and the Igloo’s 4 days of earnings, the net debt to EBITDA ratio would have been 3.4.

With solid operating performance, good coverage and a strong financial position, Golar Partners is well positioned to make further acquisitions even without raising additional equity. These include the likely Golar Eskimo acquisition as well as further Golar LNG carriers, FSRUs and potentially long-term contracted floating liquefaction assets. This growth potential underpins the Board’s confidence in the Partnership's ability to continue to increase its earnings and distributions over time.

May 28, 2014
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	2014	2013	2013	2013
	Jan-Mar	Jan-Mar	Oct-Dec	Jan-Dec
(in thousands)

Total operating revenues	$87,690	$74,927	$88,331	$329,190
Vessel operating expenses	13,631	13,130	12,615	52,390
Voyage and commission expenses	1,189	1,694	1,291	5,239
Administrative expenses	1,449	1,266	1,580	5,194
Depreciation and amortization	17,648	13,675	18,186	66,336
Total operating expenses	33,917	29,765	33,672	129,159

Operating income	53,773	45,162	54,659	200,031

Financial (expenses) income
Interest income	300	273	299	1,097
Interest expense	(9,881)	(10,381)	(10,843)	(43,195)
Other financial items	(6,204)	1,080	1,471	(1,661)
Net financial expenses	(15,785)	(9,028)	(9,073)	(43,759)

Income before tax	37,988	36,134	45,586	156,272
Tax	(2,804)	(3,135)	4,301	(5,453)

Net income	35,184	32,999	49,887	150,819
Less: Net income attributable to non-controlling interests	(2,443)	(2,684)	(2,252)	(9,523)

Net income attributable to Golar LNG Partners LP Owners	$32,741	$30,315	$47,635	$141,296

Weighted average units outstanding (in thousands of units):
Common units	45,663	38,884	41,672	40,417
Subordinated units	15,949	15,949	15,949	15,949
General partner units	1,257	1,119	1,176	1,150

Golar LNG Partners LP
UNAUDITED CONSOLIDATED BALANCE SHEETS

	At March 31,	At December 31,
	2014	2013
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	$48,935	$103,100
Restricted cash	24,584	24,451
Inventories	757	1,085
Other current assets	13,451	7,743
Total Short-Term Assets	87,727	136,379
Long-term
Restricted cash	146,547	145,725
Vessels and vessels under capital leases, net	1,701,922	1,409,284
Other long term assets	27,162	29,831
Total Assets	$1,963,358	$1,721,219

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	$20,000	$—
Current portion of long-term debt	168,692	156,363
Other current liabilities	78,971	78,720
Amounts due to related parties	12,871	5,989
Total Short-Term Liabilities	280,534	241,072
Long-term
Long-term debt	935,895	733,108
Obligations under capital leases	160,041	159,008
Other long-term liabilities	17,750	17,904
Total Liabilities	1,394,220	1,151,092

Equity
Total Partners' capital	500,496	501,744
Accumulated other comprehensive loss	(918)	(2,394)
Non-controlling interest	69,560	70,777

Total Liabilities and Equity	$1,963,358	$1,721,219

Golar LNG Partners LP
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2014	2013	2013	2013
	Jan - Mar	Jan - Mar	Oct - Dec	Jan-Dec

OPERATING ACTIVITIES
Net income	$35,184	$32,999	$49,887	$150,819
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,648	13,675	18,186	66,336
Amortization of deferred charges	861	667	885	5,828
Drydocking expenditure	(248)	(23,829)	(2,147)	(50,979)
Trade accounts receivable	(386)	(2,174)	5,098	(717)
Inventories	337	(46)	1,816	971
Prepaid expenses, accrued income and other assets	6,884	(3,935)	(6,133)	(9,747)
Amount due to/ from related companies	(775)	(1,215)	(2,663)	1,581
Trade accounts payable	(18)	(383)	(92)	(1,820)
Accrued expenses	2,411	4,517	(10,074)	(6,632)
Unrealized foreign exchange (gains)/losses	(135)	(7,931)	202	(7,435)
Interest element included in obligations under capital leases	15	61	59	233
Other current liabilities	(1,059)	(9,272)	(4,617)	241
Net cash provided by operating activities	60,719	3,134	50,407	148,679

INVESTING ACTIVITIES
Additions to vessels and equipment	(192)	(105)	(2,172)	(18,152)
Acquisition of subsidiaries, net of cash acquired	(148,048)	(117,517)	(2,410)	(119,927)
Restricted cash and short-term investments	198	(6,625)	2,563	54,027
Net cash used in investing activities	(148,042)	(124,247)	(2,019)	(84,052)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	130,244	150,342	280,586
Proceeds from short-term debt due to related parties	20,000	—	—	20,000
Proceeds from long-term debt	70,000	—	—	230,000
Payments in connection with the lease terminations	—	—	—	(250,980)
Repayments of obligations under capital leases	—	(1,621)	—	(2,365)
Repayments of short-term debt due to related parties	—	—	(20,000)	(20,000)
Repayments of long-term debt	(19,158)	(14,027)	(89,124)	(149,822)
Non-controlling interest dividend	(3,660)	—	(5,007)	(10,604)
Cash distributions paid	(33,991)	(26,631)	(31,177)	(119,875)
Financing costs paid	(33)	(186)	(154)	(4,794)
Net cash provided by/(used in) financing activities	33,158	87,779	4,880	(27,854)

Net (decrease)/increase in cash and cash equivalents	(54,165)	(33,334)	53,268	36,773
Cash and cash equivalents at beginning of period	103,100	66,327	49,832	66,327
Cash and cash equivalents at end of period	$48,935	$32,993	$103,100	$103,100

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended March 31, 2014	Three months ended December 31, 2013
Net income[1]	$35,184	$49,887
Add:
Depreciation and amortization	17,648	18,186
Unrealized loss/(gain) from interest rate derivatives	1,831	(5,990)
Unrealized net loss from foreign exchange retranslation	(135)	202
Deferred costs amortization	861	885

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(15,984)	(14,941)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(3,315)	(3,445)

Distributable cash flow	$36,090	$44,784

Distributions declared:
Limited partners	$32,193	$32,193
General partner	1,821	1,821

Coverage ratio	1.06	1.32
(1) Net income for the fourth quarter of 2013 includes a $4.3 million credit in the tax line which principally relates to a write back of a tax provision in respect of 2013 resulting from a reassessment of tax estimates.
Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended March 31,
(in thousands)	2014	2013
Net income	$35,184	$32,999

Depreciation and amortization	17,648	13,675
Net financial expenses	15,785	9,028
Tax	2,804	3,135

Adjusted EBITDA	$71,421	$58,837
Annualized adjusted EBITDA	$285,684	$235,348

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•
statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Igloo, which we acquired from Golar in March 2014;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: May 28, 2014	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer